Exhibit 99.9

The securities offered under this Offering Document under the Listed Issuer Financing Exemption (the “Offering Document”) have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons or persons in the United States except pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. This Offering Document does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States or to, or for the benefit of, U.S. persons or persons in the United States. “United States” and “U.S. person” have the meanings ascribed to them in Regulation S under the U.S. Securities Act.

Amended and Restated Offering Document under the Listed Issuer Financing Exemption

January 27, 2023

IM Cannabis Corp.
(the “Issuer”)

PART 1          SUMMARY OF OFFERING

What are we offering?

Offering:
Units (“Units”) of the Issuer, with each Unit being comprised of one common share of the Issuer (each, an “Common Share”) and one common share purchase warrant (each whole warrant, a “Warrant”). Each Warrant will be exercisable to acquire an additional Common Share at an exercise price of US$1.50 per Common Share for a period of 36 months from the date of issue.

Offering price:	US$1.25 per Unit
Offering amount:
A minimum of 400,000 Units (the “Minimum Offering”) and a maximum of 2,960,000 Units (the “Maximum Offering”), for minimum gross proceeds of US$500,000 and maximum gross proceeds of US$3,700,000 (the “Offering”)

Closing date:
Closing of the Offering will occur in one or more closings provided that the final closing will occur no later than March 2, 2023. The first closing occurred on January 16, 2023 and the second closing occurred on January 20, 2023.

Exchanges:
The Common Shares are listed for trading on the Canadian Securities Exchange (the “CSE”) and the Nasdaq Capital Market (“NASDAQ”), in each case, under the trading symbol “IMCC”. The Issuer will make all requisite filings and notifications to each of the CSE and NASDAQ, as applicable.

Last closing prices:	The closing price of the Common Shares on January 26, 2023 on the CSE was C$1.75. The closing price of the Common Shares on NASDAQ on January 26, 2023 was US$1.28.

No securities regulatory authority or regulator has assessed the merits of these securities or reviewed this document. Any representation to the contrary is an offence. This offering may not be suitable for you and you should only invest in it if you are willing to risk the loss of your entire investment. In making this investment decision, you should seek the advice of a registered dealer.

IM Cannabis Corp. is conducting a listed issuer financing under section 5A.2 of National Instrument 45-106 Prospectus Exemptions. In connection with this offering, the issuer represents the following is true:

•	The issuer has active operations and its principal asset is not cash, cash equivalents or its exchange listing.

•	The issuer has filed all periodic and timely disclosure documents that it is required to have filed.

•
The total dollar amount of this offering, in combination with the dollar amount of all other offerings made under the listed issuer financing exemption in the 12 months immediately before the date of this offering document, will not exceed C$5,000,000.

•
The issuer will not close this offering unless the issuer reasonably believes it has raised sufficient funds to meet its business objectives and liquidity requirements for a period of 12 months following the distribution.

•
The issuer will not allocate the available funds from this offering to an acquisition that is a significant acquisition or restructuring transaction under securities law or to any other transaction for which the issuer seeks security holder approval.

Cautionary Note Regarding Forward-Looking Statements

This offering document contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, “forward-looking information”). All information, other than statements of historical facts, included in this offering document that address activities, events or developments that the Issuer expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Issuer’s businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” or similar expressions and includes, among others, information regarding the size and terms of the Offering; completion of the Offering in multiple closings; the intended use of proceeds from the Offering; expectations regarding future financial results of the issuer and the Issuer’s belief that its financial statements for subsequent periods will not contain a going concern note; and the sufficiency of cash and working capital for future operating activities.

Investors are cautioned that forward-looking information is not based on historical facts but instead is based on reasonable assumptions and estimates of management of the Issuer at the time they were made and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Issuer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, the failure of the Issuer to maintain “de facto control” over Focus Medical Herbs Ltd. (“Focus Medical”) in accordance with IFRS 10; the failure of the Issuer, its subsidiaries, Focus Medical and HW Shinua Ltd. (the “Group”) to maintain licenses, permits, approvals and other authorizations required for its operations; limitations on stockholdings of the Issuer in connection with its subsidiaries’ direct engagement in the Israeli medical cannabis market; the Issuer’s ability to continue to meet the listing requirements of the CSE and NASDAQ; unexpected changes in governmental policies and regulations in Canada, Israel or Germany such as the Israeli or German government deciding to abandon efforts to decriminalize or legalize adult-use recreational cannabis; the ability and/or need to obtain additional financing for continued operations or on terms acceptable to the Issuer; the lack of control over the Issuer’s investees; risks relating to investing in the Common Shares; discretion in the use of proceeds; the ability of the Group to deliver on their sales commitments or growth objectives; the ability of the Group to achieve its business objectives and milestones and the anticipated timing of execution; the Group’s reliance on third-party supply agreements and its ability to enter into additional supply agreements to provide sufficient quantities of medical cannabis to fulfil the Group’s obligations; volatility in the market price of the Issuer’s Common Shares; dilution of shareholders’ holdings; negative operating cash flow; the negative effects of interest rate and exchange rate changes; the potential impact of health crises and market instability due to the COVID-19 pandemic; the Issuer’s reliance on key employees; fluctuations in energy prices; fluctuations in cannabis prices and demand in the markets in which the Issuer operates; failure to obtain required regulatory and stock exchange approvals; limitations in the liquidity of the Common Shares; health, safety and environmental risks; delays in obtaining or failure to obtain governmental permits, or noncompliance with permits; assessments by taxation authorities; litigation; risks related to the Issuer’s status as a “foreign private issuer” under U.S. securities laws, including the loss of status thereof; risks related to the Issuer’s status as an “emerging growth company” under U.S. securities laws; the integration of new businesses and acquisitions, new business areas and geographic markets; management of growth; the risk of defaulting on existing debt; the Issuer’s ability to implement its cost saving plan to continue its operations and meet its cash obligations; the Issuer’s ability to continue as a going concern; the Issuer’s ability to achieve profitability in 2023; as well as the risk factors described under the heading “Risk Factors” in the Issuer’s management’s discussion and analysis for the three and nine months ended September 30, 2022 and the Issuer’s annual information form dated March 31, 2022, both of which are available on the Issuer’s issuer profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Although the Issuer has attempted to identify important factors that could cause actual results to differ materially from statements contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking information is made as of the date given and the Issuer does not undertake any obligation to revise or update any forward-looking information other than as required by applicable law.

PART 2          SUMMARY DESCRIPTION OF THE BUSINESS

What is our business?

The Issuer is an international cannabis company that is currently focused on providing premium cannabis products to medical patients in Israel and Germany, two of the world’s largest federally legal medical cannabis markets. Until recently, the Issuer was also actively servicing adult-use recreational consumers in Canada, however these operations are being discontinued. The Issuer leverages a transnational ecosystem powered by a unique data-driven approach and a globally sourced product supply chain. With an unwavering commitment to responsible growth and compliance with the strictest regulatory environments, the Issuer strives to amplify its commercial and brand power to become a global high-quality cannabis player.

In Israel, the Issuer imports, distributes and sells cannabis to local medical patients by operating medical cannabis retail pharmacies, online platforms, distribution centres and logistical hubs operating through IMC Holdings Ltd. (“IMC Holdings”), its subsidiaries, and Focus Medical, leveraging proprietary data and patient insights.

In Germany, the Issuer’s ecosystem operates through Adjupharm GmbH (“Adjupharm”), importing and distributing cannabis to pharmacies for patients, and acting as the Issuer’s entry point for potential Europe-wide distribution in the future.

The Issuer operates only in countries where cannabis is legal for medical or recreational use, as applicable, by which we mean the activities in those countries are permitted under all applicable federal and state or provincial laws. The Issuer does not produce, process or distribute cannabis in the United States, where it remains a controlled substance under U.S. federal law despite being authorized for medical and adult use by many U.S. states.

On November 7, 2022, the Issuer announced that it is pivoting its focus and resources to achieve sustainable and profitable growth in its highest value markets, Israel and Germany, while also commencing its exit from the Canadian cannabis market. The Canadian operations are currently being conducted under the protection of the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) pursuant to an initial order of the Ontario Superior Court of Justice (Commercial List) (the “Court”) issued on November 7, 2022 (as amended and restated by an order made by the Court on November 17, 2022) (the “Initial Order”). The Initial Order includes a broad stay (the “Stay”) of all proceedings against Trichome Financial Corp. (“Trichome”) and certain of its wholly-owned subsidiaries (collectively with Trichome, the “Trichome Group”) and their assets, which Stay was most recently extended by an order of the Court to March 10, 2023. The Stay, which may be further extended by the Court, provides the Trichome Group the stability and flexibility required to restructure its business through a sale and investment solicitation process (the “SISP”) that was approved by the Court on January 10, 2023.

The Canadian operations of the Trichome Group currently consist of cultivation, processing, packaging and sale of premium and ultra-premium cannabis under the WAGNERS and Highland Grow brands for the adult-use market in Canada. In addition, the Canadian operation exports premium and ultra-premium medical cannabis to Israel. The Issuer is exiting operations in Canada, and considers these operations “Held for Sale” pursuant to IFRS. The CCAA proceedings are solely in respect of the Trichome Group. As such, the Issuer’s other assets or subsidiaries, including those in Israel and Germany, are not parties to the CCAA proceedings.

Recent developments

The following are material recent developments of the Issuer since the filing of the Issuer’s annual information form.

Biome Grow Inc. Default

On April 4, 2022, the Issuer issued a notice of event of default and acceleration (the “Notice of Default”) to Biome Grow Inc. (the “Guarantor”) and its subsidiary, Cultivator Catalyst Corp. (together with the Guarantor, the “Obligors”), for a total outstanding principal plus accrued and unpaid interest of approximately C$2,680,000 (the “Biome Loan”). The Issuer issued the Notice of Default after several failed attempts to engage the Obligors regarding an extension and repayment of the Biome Loan.

On April 20, 2022, the Issuer issued a demand letter to the Obligors seeking immediate payment, along with a Notice to Enforce Security pursuant to section 244 of the Bankruptcy and Insolvency Act

(Canada). On May 3, 2022, MYM Nutraceuticals Inc. (“MYM”) filed an application with the Court to appoint a receiver to take control of the Obligors’ assets, including the security, to effect repayment of the Biome Loan.

The Biome Loan and related security agreements were entered into in July 2020, approximately one year prior to the Issuer’s acquisition of MYM. As part of the Biome Loan, the Obligors agreed to repay all outstanding principal and accrued and unpaid interest no later than January 31, 2022. The amount of the Biome Loan and interest payable is secured by assets held in escrow by the Obligors pursuant to a general security agreement (the “Collateral”).

On May 12, 2022, the Issuer applied to and received from the Court an interim order to, among other things, freeze the assets of the Obligors including the assets, which comprise MYM’s Collateral for the Biome Loan. MYM applied to the Court, which granted MYM’s request for the receivership of the assets of the Obligors and scheduled an in-person hearing for the receivership application on September 12, 2022.

In September 2022, MYM and the Obligors reached an agreement and signed a term sheet for the settlement of the receivership application and amendment to the Biome Loan (the “Biome Term Sheet”). The Biome Term Sheet was signed on September 9, 2022, prior to the September 12, 2022 in-person receivership application hearing with the Court. The Court approved the adjournment of the receivership application, pending the implementation of the settlement outlined in the Biome Term Sheet, pursuant to which, the Biome Loan will continue to bear interest at a rate of 8% per annum on the principal balance of the Biome Loan, compounding every four months on the aggregate balance of the outstanding principal balance plus all accrued and unpaid interest. The Biome Loan matures December 9, 2023 unless extended through mutual agreement by both parties.

On October 4, 2022, a loan amendment agreement (“Settlement Agreement”) was executed in line with the terms noted in the Biome Term Sheet.

The Obligors did not make payment to MYM on December 31, 2022 as required under the Biome Settlement Agreement and the parties are discussing modifications to the Settlement Agreement.

As a result of the Settlement Agreement, the Biome Loan was considered extinguished under IFRS 9 Financial Instruments and a gain of C$239,000 was recognized. The Biome Loan is now recognized as a fair value through profit and loss financial instrument, instead of amortized cost. In addition to the gain on extinguishment, the Issuer recognized for the nine-month period ended September 30, 2022, an expected credit loss of C$1,803,000 and a fair value gain of C$64,000.

Closure of Sde Avraham Farm in Israel

On April 6, 2022, the Issuer announced new strategic imperatives designed to enhance organizational efficiency and reduce operating costs while further responding to the increased demand for premium, indoor-grown Canadian cannabis from Israeli consumers. As part of these changes, Focus Medical, an arm’s length entity with which the Issuer has commercial agreements to cultivate and distribute products under the Issuer’s brand, decided to close the Sde Avraham cultivation farm in Israel that it owns and operates (the “Focus Facility”). Focus Medical has an exclusive commercial agreement with the Issuer to distribute its production under the IMC brand. Focus Medical completed the closure of the Focus Facility during the second quarter of 2022. It is the Issuer’s view that the closure of the Focus Facility will allow it to concentrate on leveraging its skilled sourcing team and strategic alliances with suppliers and partners. In July 2022, Focus Medical received a license from the Israeli Medical Cannabis Agency (“IMCA”) which allows it to import cannabis products and supply medical cannabis to patients through licensed pharmacies. The Issuer will continue to support the cultivation sector in Israel by concentrating on purchasing from third-party cultivation facilities in Israel that have advanced technological greenhouses that will assist with the propagation and cultivation of the Issuer’s inventory of proprietary genetics and for the development of new products.

Adjupharm EU-GMP license

On May 24, 2022, following the completion of its state-of-the-art, approximately 8,000 square foot warehouse space and EU-GMP production facility in Germany, German regulatory authorities extended the EU-GMP license for Adjupharm. The revised EU-GMP license permits Adjupharm to engage in additional production, cannabis testing and release activities, and also allows Adjupharm to repackage bulk cannabis, to perform stability studies and offer such services to third parties.

NASDAQ Compliance Notice and Common Share Consolidation

In order to maintain the listing of the Common Shares on the NASDAQ, the Issuer must comply with NASDAQ’s continued listing requirements which require, amongst other things, that the Common Shares maintain a minimum bid price of at least US$1.00 per share (the “Minimum Share Price Listing Requirement”).

On July 13, 2022, the Issuer received written notification from NASDAQ (the “Notification Letter”) that the closing bid price of the Common Shares had fallen below US$1.00 per share over a period of 30 consecutive business days, with the result that the Issuer was not in compliance with the Minimum Share Price Listing Requirement. The Notification Letter provided that the Issuer had until January 9, 2023, being 180 calendar days following receipt of such notice to regain compliance with the Minimum Share Price Listing Requirement.

On October 20, 2022, the Issuer obtained shareholder approval for the consolidation of the Common Shares on the basis of one (1) post-consolidation Common Share for each ten (10) pre-consolidation Common Shares (the “Consolidation”) at the Issuer’s annual and special meeting of shareholders held on October 20, 2022 (the “Meeting”).

On November 17, 2023 the Consolidation was effected and the Issuer regained compliance with the Minimum Share Price Listing Requirement on December 5, 2022. Following the Consolidation (or reverse split), the Common Shares continued to trade on NASDAQ under the symbol “IMCC”.

Canadian Restructuring

On August 5, 2022, the Issuer commenced a restructuring plan in Canada through which it is taking a disciplined approach to spending and implementing cost efficiencies as part of its disciplined approach to spending and implementing cost efficiencies (the “Canadian Restructuring”). The Issuer entered into an agreement to sell all of the issued and outstanding shares of SublimeCulture Inc. (“Sublime”) on an “as is, where is” basis to a group of purchasers that included current and former members of the Sublime management team for aggregate proceeds of approximately C$100,000 less working capital adjustments, for a final net purchase price of C$89,000 (the “Sublime Transaction”). The Sublime Transaction included the sale of Sublime’s lease obligation of the approximately 930 square metre cultivation and storage facility in Laval, Quebec and Sublime’s related operations. The Sublime Transaction constituted a “related party transaction” within the meaning of Multilateral Instrument 61- 101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). Pursuant to Sections 5.5(a) and 5.7(1)(a) of MI 61-101, the Sublime Transaction was exempt from the formal valuation and minority shareholder approval requirements of such instrument, respectively, because the fair market value of the Sublime Transaction was below 25% of the Issuer’s market capitalization for the purposes of MI 61-101.

The Canadian Restructuring also included halting cultivation at the facility operated by Highland Grow Inc. in Antigonish, Nova Scotia, which continues to be used for packaging and storage, and a workforce reduction throughout its Canadian operations.

On November 7, 2022, in connection with the Issuer’s efforts to achieve operational efficiencies, the Issuer announced that it is pivoting its focus and resources on growth in its highest value markets in Israel and Germany while also commencing its exit from the Canadian cannabis market as part of the Canadian Restructuring. With this move, the Issuer aims for a leaner organization with a primary focus on achieving profitability in 2023.

The Trichome Group obtained creditor protection under the CCAA pursuant to the Initial Order issued by the Court. Pursuant to the Initial Order, the Trichome Group obtained a Stay of all proceedings against the members of the Trichome Group, and their assets, business, directors and officers, which Stay was most recently extended by an order of the Court until March 10, 2023. The Stay may be further extended by order of the Court. The CCAA proceedings are solely in respect of the Trichome Group. As such, the Issuer’s assets and subsidiaries in Israel and Germany are not parties to the CCAA proceedings.

In connection with the CCAA proceedings, Trichome JWC Acquisition Corp. (“TJAC”), as borrower (the “Borrower”), the remaining members of the Trichome Group, as guarantors and Cortland Credit Lending Corporation, as agent for and on behalf of itself and certain lenders (the “DIP Lender”), entered into a debtor-in-possession facility agreement dated November 6, 2022 (as amended, the “DIP Agreement”). Pursuant to the DIP Agreement, the DIP Lender has agreed to provide a super-priority interim revolving credit facility (subject to certain mandatory repayment provisions) to the Borrower (the “DIP Facility”). In accordance with the DIP Agreement, the DIP Facility is to be used during the CCAA proceedings by the Borrower to fund its working capital needs. The DIP Facility is subject to customary covenants, conditions precedent, and representations and warranties made by the Trichome Group to the DIP Lender. The current DIP Lender’s charge approved by the Court is up to the maximum amount of C$4,875,000.

On January 9, 2023, the Court issued an order in respect of a motion brought by the Trichome Group to approve, among other things: the SISP in respect of the business and assets of the Trichome Group; and a stalking horse share purchase agreement (the “Stalking Horse Purchase Agreement”) between the Trichome Group and L5 Capital Inc. (the “Purchaser”) dated December 12, 2022, solely for the purposes of acting as the stalking horse bid in the SISP (the “Stalking Horse Bid”). The SISP establishes a process to solicit interest for the sale of any or all of the Trichome Group’s business and assets.

At the conclusion of the SISP, and pursuant to its terms, if the Stalking Horse Bid is selected as the successful bid, the Trichome Group will seek an approval and vesting order (an “AVO”) from the Court authorizing the Trichome Group to proceed with the transaction contemplated under the Stalking Horse Purchase Agreement. Pursuant to the Stalking Horse Purchase Agreement, the Purchaser will acquire all of the issued and outstanding shares in the capital of TJAC and MYM (TJAC, MYM, and their respective subsidiaries, Trichome Retail Corp., MYM International Brands Inc. (“MYMB”) and Highland Grow Inc., collectively, the “Purchased Entities”). The consideration payable under the Stalking Horse Purchase Agreement is approximately C$6,300,000, and includes a base cash purchase price of C$5,000,000 and certain deferred consideration payable pursuant to secured limited recourse promissory notes. The deferred compensation is made up of the following:

(a)	all actual receipts obtained by the Purchased Entities after the closing date on account of any receivables due and owing to the Purchased Entities on the closing date;

(b)
the costs of the cannabis inventory expected to be held by the Purchased Entities at closing as set out in the Stalking Horse Purchase Agreement, provided that in no circumstances will the aggregate cost of such inventory exceed C$1,300,000 (the “30-Day Inventory”); and

(c)	all actual receipts obtained by the Purchased Entities after the closing date on account of the sale of any inventory owned by the Purchased Entities on the closing date other than 30-Day Inventory.

The Stalking Horse Purchase Agreement contemplates a reverse purchase transaction whereby the Purchaser will acquire, pursuant to the AVO, the Purchased Entities and their respective assets, free and clear of any and all claims and liabilities (collectively, the “Excluded Claims and Liabilities”) other than those specifically assumed pursuant to the Stalking Horse Purchase Agreement. Pursuant to the Stalking Horse Purchase Agreement and the AVO, the Excluded Claims and Liabilities are expected to be transferred to residual entities to be incorporated by Trichome, TJAC, MYM and MYMB, as applicable.

The Stalking Horse Purchase Agreement constitutes a related party transaction as the Purchaser is an entity controlled by Marc Lustig, who is a director of Trichome and the Executive Chairman of the Board of the Issuer. The Issuer expects to rely on Sections 5.5(f) and 5.7(1)(d) of MI 61-101 for exemptions from the requirements to obtain a formal valuation and minority shareholder approval, respectively, because the transaction will be completed as part of the CCAA proceedings pursuant to an order of the Court, provided that the Court is advised of the requirements under MI 61-101, and the Court does not require compliance with Section 5.4 of MI 61-101.

Non-brokered Private Placement of Common Shares

On August 19, 2022, the Issuer announced a non-brokered private placement offering of Common Shares (the “Private Placement”) for aggregate gross proceeds of up to US$5,000,000 led by the Issuer’s management and executive team.

On August 24, 2022, the Issuer announced that it closed the first tranche of the Private Placement (the “First Tranche”), of 4,887,496 Common Shares at a price of US$0.50 per Common Share for aggregate proceeds of US$2,443,748. Certain insiders of the Issuer, including Oren Shuster, Chief Executive Officer (“CEO”) and Director, and Shai Shemesh, Chief Financial Officer (“CFO”), subscribed for an aggregate of 1,563,496 Common Shares in the First Tranche for aggregate proceeds of US$781,748. On October 6, 2022, the Issuer announced that it closed the second tranche of the Private Placement (the “Second Tranche”) of 1,112,504 Common Shares at a price of US$0.50 per Common Share for aggregate proceeds of US$556,252, increasing the total amount raised from the Private Placement to approximately US$3 million. Marc Lustig, Executive Chairman and Director of the Issuer, subscribed for 1,112,504 Common Shares in the Second Tranche for aggregate proceeds of US$556,252. The Issuer intends to use the proceeds from the Private Placement for general working capital purposes.

The Private Placement was considered a “related party transaction” within the meaning of MI 61-101 as a result of the participation by certain insiders of the Issuer. The Issuer relied on Sections 5.5(a) and 5.7(1)(a) of MI 61-101 for exemptions from the requirements to obtain a formal valuation and minority shareholder approval, respectively, because the fair market value of the aggregate insider participation in the Private Placement was below 25% of the Issuer’s market capitalization for purposes of MI 61- 101.

Changes to Board

On September 13, 2022, the Issuer announced the appointment of Einat Zakariya and Moti Marcus to the board of directors of the Issuer (the “Board”). Ms. Zakariya and Mr. Marcus replaced Vivian Bercovici and Haleli Barath on the Board, who resigned to pursue other opportunities, effective as of the same date.

Einat Zakariya is the current Chief Executive Officer and partner in LIV collection, a brand subsidiary of Ewave Holdings Ltd., and CEO and Partner of Ewave Nadlan International Investments Ltd. Ms. Zakariya has proven expertise in the real-estate industry and brings vast experience in CEO roles as well as strategic consulting, marketing, advertising, and sales. She previously sat on the boards of several major organizations.

Moti Marcus is the current CEO of Packer Quality Materials, one of the largest companies in Israel for the sale and processing of special and unique metals. Mr. Marcus has a strong track record in CFO roles, management, and mergers and acquisitions. He has sat on the boards of several institutions and is a member of the Israel Ministry of Finance “Team of Select Directors.”

The Issuer and SNDL Inc. Export to Israel

On September 15, 2022, the Issuer and SNDL Inc. (“SNDL”) announced that SNDL completed its initial international export of approximately 167 kilograms of premium dried flower from Canada to Israel as part of its total commitment with the Issuer. SNDL and the Issuer have agreed to the aggregate export of 1,000 kilograms of high-quality dried flower products for processing and distribution in the Israeli medical cannabis market.

Loan from ADI

On October 11, 2022, the Issuer’s subsidiary, IMC Holdings entered into a loan agreement with A.D.I. Car Alarms Stereo Systems Ltd ( “ADI” and the “ADI Agreement”), to borrow a principal amount of NIS 10,500,000 (approximately C$4,109,589)1 at an annual interest of 15% (the “ADI Loan”), which is to be repaid within 12 months of the date of the ADI Agreement. The ADI Loan is secured by a second rank land charge on the real property of Adjupharm, a subsidiary of IMC Holdings. In addition, Mr. Oren Shuster, CEO and Director of the Issuer, provided a personal guarantee to ADI should the security not be sufficient to cover the repayment of the ADI Loan.

Launch of BLKMKT Brand in Israeli Medical Cannabis Market

On October 12, 2022, the Issuer and Avant Brands Inc. (“Avant”) announced the signing of an international trademark licensing agreement (the “Licensing Agreement”) granting the Issuer the exclusive right to launch the BLKMKT brand in the Israeli medical cannabis market. Under the terms of the Licensing Agreement, a subsidiary of Avant will license the Issuer’s premium- cannabis flagship BLKMKT brand to an Israeli subsidiary of the Issuer for use on the Issuer’s medical cannabis product packaging. All such packaging will contain cannabis cultivated exclusively by Avant, and sold to the Issuer’s affiliates. The integration of unique and exclusive varieties of the high-quality BLKMKT brand into the Issuer’s current premium product portfolio will serve to bolster the cooperative and synergistic partnership forged between the Avant and the Issuer over the past two years. The Licensing Agreement signals the Issuer’s commitment to implementing a premium strategy and acts as another step to establish the Issuer’s leadership of the ultra-premium segment in Israel.

Annual General and Special Meeting

On October 20, 2022, the Issuer held the Meeting at which time all matters put to shareholders were approved including, but not limited to, the election of directors to the Board, appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global as auditor of the Issuer, the adoption of new modernized articles of the Issuer, and the approval of the Consolidation, to be effected as and when determined by the Board.

______________________
1 According to the exchange rate published by the Bank of Israel as of January 12, 2023 (C$1.00=NIS2.555)

Loan to Telecana

On November 29, 2022, the Issuer’s subsidiary, IMC Holdings entered into a convertible loan agreement (the “Telecana Loan Agreement”) with Telecana Ltd. (“Telecana”) and the sole shareholder of Telecana, whereby IMC Holdings will loan NIS 1,545,000 (approximately C$604,696)2 to Telecana according to the following advance schedule: NIS 45,000 (approximately C$17,612) on January 15, 2023; NIS 250,000 (approximately C$97,847) on January 31, 2023; NIS 500,000 (approximately C$195,694) on February 28, 2023; NIS 500,000 (approximately C$195,694) on April 5, 2023; and NIS 250,000 (approximately C$97,847) on May 5, 2023. Telecana is in the advanced stages of opening a pharmacy, and intends to apply to the IMCA for a license to dispense medical cannabis products. Pursuant to the Telecana Loan Agreement, the loan can be converted into 51% of the share capital of Telecana at any time at the sole discretion of IMC Holdings.

The Concurrent Offering

Concurrent with the announcement of the Offering, the Issuer announced a non-brokered private placement of up to an additional 2,000,000 Units on the same terms and at the same price as the Offering for additional aggregate gross proceeds of up to US$2,500,000 (the “Concurrent Offering”). The securities are being offered for sale to purchasers in all provinces and territories of Canada and jurisdictions outside Canada pursuant to available prospectus exemptions and is expected to be led by insiders of the Issuer including Mr. Oren Shuster, Chief Executive Officer and a director of the Issuer. The net proceeds from the Concurrent Offering are expected to be used for general working capital purposes. Completion of the Concurrent Offering is not conditional upon the completion of the Offering or vice versa.

Update to the Offering and Concurrent Offering

On January 16, 2023, the Issuer closed the first tranche of the Offering for an aggregate of 400,000 Units at a price of US$1.25 per Unit for aggregate gross proceeds of US$500,000. In addition, the Issuer concurrently announced the closing of the first tranche of the Concurrent Offering for an aggregate of 1,159,999 Units at a price of US$1.25 per Unit for aggregate gross proceeds of US$1,449,999. The Units under the first tranche of the Concurrent Offering were issued and sold to insiders of the Issuer including Mr. Oren Shuster, Chief Executive Officer and a director of the Issuer, and were subject to a statutory hold period of four months and one day in accordance with applicable Canadian securities laws.

On January 20, 2023, the Issuer closed the second tranche of the Offering for 102,152 Units at a price of US$1.25 per Unit for an aggregate subscription price of US$127,690. The second tranche of the Offering was comprised of a single subscription by Mr. Marc Lustig, a non-independent director of the Issuer whose subscription price was satisfied by the settlement of US$127,690 in debt owed by the Issuer to Mr. Lustig for certain consulting services previously rendered to the Issuer. The Issuer also announced the closing of the second tranche of the Concurrent Offering for an aggregate of 757,172 Units at a price of US$1.25 per Unit for aggregate gross proceeds of US$946,465. The securities issued pursuant to the second tranche of the Concurrent Offering were subject to a statutory hold period of four months and one day in accordance with applicable Canadian securities laws.

As a result of the participation by insiders, the first tranche of the Concurrent Offering and the second tranche of the Offering was each considered a “related party transaction” pursuant to MI 61-101. The
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2 According to the exchange rate published by the Bank of Israel as of January 12, 2023 (C$1.00=NIS2.555)

Issuer relied on Sections 5.5(a) and 5.7(1)(a) of MI 61-101 for exemptions from the requirements to obtain a formal valuation and minority shareholder approval, respectively, because the fair market value of the insiders’ participation in the second tranche of the Offering and the first tranche of the Concurrent Offering, respectively, was below 25% of the Company’s market capitalization for purposes of MI 61- 101.

On January 27, 2023, the Issuer announced the engagement of certain finders including BMO Nesbitt Burns Inc. and First Republic Capital Corporation, in connection with any additional closings of the Offering. Each finder will receive a cash finder’s fee equal to five percent (5%) of the aggregate gross proceeds of the Offering realized from purchasers introduced to the Issuer by such finder.

Additional closings of the Offering are expected to occur provided that any final closing of the Offering will occur no later than March 2, 2023. There can be no assurance that the Issuer will be successful in raising the maximum amount under the Offering. For further details, see Part 4 of this document.

Material Facts

There are no material facts about the securities being distributed that have not been disclosed in this offering document or in any other document filed by the Issuer in the 12 months preceding the date of this Offering Document.

What are the business objectives that we expect to accomplish using the available funds?

The available funds will be used for (i) working capital purposes, including with respect to costs associated with importing premium medical cannabis products to Israel and Germany; and (ii) general corporate purposes and expenses.

PART 3          USE OF AVAILABLE FUNDS

What will our available funds be upon the closing of the offering?

		Assuming the Minimum Offering	Assuming the Maximum Offering
A	Amount to be raised by this offering	US$500,000	US$3,700,000
B	Selling commissions and fees(1)	US$0	US$153,616 (2)
C	Estimated offering costs (e.g., legal, accounting, audit)	US$85,000	US$120,000
D	Net proceeds of offering: D = A - (B+C)	US$415,000	US$3,426,384
E	Working capital as at December 31, 2022(3)	US$1,680,000	US$1,680,000
F	Additional sources of funding(4)	US$2,500,000	US$2,500,000
G	Total available funds: G = D+E+F	US$4,595,000	US$7,606,384

Notes:

(1)
No Finder’s Fees (as defined herein) were paid in respect of the proceeds from the first and second tranches of the Offering. Finder’s Fees may be paid on subsequent closings of the Offering. For more information, please see Part 4 of this document.

(2)	This amount represents the maximum total amount of Finder’s Fees payable on the remaining amount under the Maximum Offering, being an aggregate of US$3,072,310.

(3)	The Issuer’s working capital for the most recent month end, being December 31, 2022, is based on a management- prepared calculation that has not been audited or reviewed by the Issuer’s auditors.

(4)	Assumes the completion in full of the Concurrent Offering.

The Issuer’s working capital declined from approximately C$33,084,000 for the year ended December 31, 2021 to approximately C$10,323,000 for the nine months ended September 30, 2022 from continuing operations. The decline derived primarily from the reduction in cash and accounts receivables as well as the addition of short-term liabilities in connection with the classification of the Trichome’s operation as “held for sale”.

How will we use the available funds?

Description of intended use of available funds listed in order of priority	Assuming the Minimum Offering	Assuming the Maximum Offering
Working capital purposes	US$4,135,500	US$6,845,746
General corporate purposes and expenses	US$459,500,000	US$760,638
Total:	US$4,595,000	US$7,606,384

The Issuer’s most recent interim financial statements for the period ended September 30, 2022 (the “Interim Financial Statements”) included a going-concern note. The Issuer’s current operating budget includes various assumptions concerning the level and timing of cash receipts from sales and cash outlays for operating expenses and capital expenditures, including cost saving plans and restructuring actions taken in 2022. The Issuer’s Board approved a cost saving plan, implemented in whole or in part, to allow the Issuer to continue its operations and meet its cash obligations. The cost saving plan consisted of cost reduction due to efficiencies and synergies, which included mainly the following steps: discontinuing the operation of loss-making activities (including the Issuer’s Canadian operations, as detailed in the Interim Financial Statements), the reduction in payroll and headcount, the reduction in compensation paid to key management personnel, achieving operational efficiencies and reduced capital expenditures. The Issuer had experienced lack of timely execution of its cost saving plan, mainly in respect of its Canadian operations. These conditions raised substantial doubt about the Issuer’s ability to continue as a going concern.

The Issuer believes that the Offering together with the Concurrent Offering and the Issuer’s ongoing saving plans will lead to the removal of the going concern note on the Issuer’s upcoming annual financial statements.

How have we used the other funds we have raised in the past 12 months?

Between August 24, 2022 and October 6, 2022, the Issuer completed a non-brokered private placement in multiple closings for approximate aggregate gross proceeds of US$3,000,000, the net proceeds of which were used for working capital purposes.

PART 4           FEES AND COMMISSIONS

Who are the dealers or finders that we have engaged in connection with this offering, if any, and what are their fees?

The Issuer has engaged certain eligible finders, including BMO Nesbitt Burns Inc. and First Republic Capital Corporation (each, a “Finder”) in connection with any additional closings of the Offering. The Issuer will pay each such Finder a cash finder’s fee equal to five percent (5%) of the aggregate gross proceeds of the Offering realized from purchasers introduced to the Issuer by such Finder (the “Finder’s Fee”). Assuming the Maximum Offering is completed, then the aggregate Finder’s Fee is expected to represent approximately 4% of the gross proceeds of the Maximum Offering. No compensation in the form of securities will be issued to any Finder.

PART 5          PURCHASER’S RIGHTS

Rights of Action in the Event of a Misrepresentation

If there is a misrepresentation in this offering document, you have a right:

a)	to rescind your purchase of these securities with IM Cannabis Corp., or

b)	to damages against IM Cannabis Corp. and may, in certain jurisdictions, have a statutory right to damages from other persons.

These rights are available to you whether or not you relied on the misrepresentation. However, there are various circumstances that limit your rights. In particular, your rights might be limited if you knew of the misrepresentation when you purchased the securities.

If you intend to rely on the rights described in paragraph (a) or (b) above, you must do so within strict time limitations.

You should refer to any applicable provisions of the securities legislation of your province or territory for the particulars of these rights or consult with a legal adviser.

PART 6          ADDITIONAL INFORMATION

Where can you find more information about us?

You can access the Issuer’s continuous disclosure at www.sedar.com. You can find out more information about the Issuer at www.imcannabis.com.

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This offering document, together with any document filed under Canadian securities legislation on or after January 27, 2022, contains disclosure of all material facts about the securities being distributed and does not contain a misrepresentation.

IM CANNABIS CORP.

Per:	“Oren Shuster” Oren Shuster Chief Executive Officer

Per:	“Shai Shemesh” Shai Shemesh Chief Financial Officer